September 22, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Attention:	Brittany Ebbert
Kathleen Collins

Re:	MeridianLink, Inc.
Form 10-K for the Year Ended December 31, 2024
Response dated September 4, 2025
File No. 001-40680

Dear Ms. Ebbert and Ms. Collins:

MeridianLink, Inc. (the “Company” or “we”) submits this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”), Office of Technology, of the U.S. Securities and Exchange Commission with respect to our Form 10-K filed on March 13, 2025 (the “Form 10-K”, as set forth in the Staff’s letter, dated September 9, 2025, addressed to Elias Olmeta (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, the reproduced Staff comments from the Comment Letter are included and italicized below.

Form 10-K for the year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

1.We note your response to prior comment 1. Please address the following:

•Explain further how you evaluate whether you have offsetting trends in your customer base. In this regard, explain how tracking revenue growth overall indicates whether you had any existing customer loss or contraction that was, potentially, offset by new customer growth, or vice versa.

Response:
As mentioned in the previous response, it is very challenging for the Company to precisely separate the various increases and decreases in revenue attributable to factors impacting our customer base with the precision appropriate for quantitative disclosure in an SEC filing with the Commission and upon which the Company’s investors will presumably rely.

However, given our business knowledge and the nature of our business, we are often able to qualitatively assess the impact of changes in our customer base on revenue. Specifically, we utilize knowledge from our business teams regarding our customers, such as whether we lost any large existing customer accounts or if the team observed changes in purchases by existing customers. However, in addition, as noted, given the size of our existing customer base, revenue contributed by new customers in a given period will be relatively small due to the factors previously noted. Therefore, it is unlikely an increase or decrease in new customers would significantly impact revenue. Therefore, generally, if revenue growth is significantly positive, it usually provides an indicator that we are retaining and growing existing customers.

•Tell us whether the lack of configuration between data feeds in your systems is related to the contract database issue that contributed to your material weakness in internal control. If so, clarify whether you expect that the ability to track new versus existing customer revenue trends will be remediated with the remediation of your material weakness.

Response:
Following the identification of our material weakness, we began several projects focused on improving our overall systems and data. One of those projects is focused on improving our data feeds to be able to track the impact on revenue from new versus existing customers. However, we may resolve our material weakness related to our contract database issue before our data feeds have been improved enough to report the impact on revenue from new versus existing customers. We expect to be able to report on the impact on revenue from new versus existing customers on or about December 31, 2025.

•Revise future filings to explain the basis for your qualitative assertions that the majority of the revenue growth was attributable to cross-selling to existing customer. In this regard, discuss the information as provided in your response that approximately 2,000 commercial financial institution customers generated most of your period over period increase in lending revenue. Also, discuss any limitations on your ability to provide quantitative information to support the source of your revenue growth.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with its Form 10-Q for the quarter ended September 30, 2025, the Company will: (i) explain the basis for our qualitative assertions that the majority of revenue growth was attributable to cross-selling to existing customers, (ii) include a discussion that approximately 2,000 commercial financial institution customers generated most of our period over period increase in lending revenue and (iii) discuss any limitations on our ability to provide quantitative information to support the source of our revenue growth.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (714) 708-6950.

Sincerely,

/s/ Elias Olmeta
Elias Olmeta
Chief Financial Officer

cc:	Kayla Dailey, Esq., MeridianLink, Inc.
Joseph C. Theis, Jr., Esq., Goodwin Procter LLP
Bradley C. Weber, Esq., Goodwin Procter LLP
Natalie Martirossian, Esq., Goodwin Procter LLP